Things You Should Know Before You Buy Long-Term Care Insurance
Minnesota Life Insurance Company - a Securian Financial company
[ Life New Business] • [400 Robert Street North • St. Paul, Minnesota 55101-2098]

Long-Term Care Insurance

•  A long-term care insurance agreement may pay most of the costs for your care in a nursing home. Many policies also pay for care at home or other community settings. Since policies can vary in coverage, you should read this policy and make sure you understand what it covers before you buy it.

• You should not buy this insurance agreement unless you can afford to pay the monthly charges. Remember the Company can increase the cost of insurance rates in the future.

• The personal worksheet includes questions designed to help you and the Company determine whether this agreement is suitable for your needs.

Medicare	• Medicare does not pay for most long-term care.

Medicaid	• Medicaid will generally pay for long-term care if you have very little income and few assets. You probably should not buy this agreement if you are now eligible for Medicaid.

• Many people become eligible for Medicaid after they have used up their own financial resources by paying for long-term care services.

• When Medicaid pays your spouse’s nursing home bills, you are allowed to keep your house and furniture, a living allowance, and some of your joint assets.

• Your choice of long-term care services may be limited if you are receiving Medicaid. To learn more about Medicaid, contact your local or state Medicaid agency.

Shopper’s Guide

•  Make sure the insurance Company or financial professional gives you a copy of a book called the National Association of Insurance Commissioners’ “Shopper’s Guide to Long-Term Care Insurance.” Read it carefully. If you have decided to apply for long-term care insurance, you have the right to return the agreement within 30 days and have any charges you have paid for the agreement restored to the accumulation value of the policy if you are dissatisfied for any reason or choose not to purchase the agreement.

Counseling

•  Free counseling and additional information about long-term care insurance are available through your state’s insurance counseling program. For more information about the senior health insurance counseling program in your state, contact the state agency listed in the directories in the above mentioned Shopper’s Guide to Long-Term Care Insurance.

Facilities

•  Some long-term care insurance agreements provide for benefit payments in certain facilities only if they are licensed or certified (such as in assisted living centers). However, not all states regulate these facilities in the same way. Also, many people move into a different state from where they purchased their long-term care insurance agreement. Read the agreement carefully to determine what types of facilities qualify for benefit payments and to determine that payment for a covered service will be made if you move to a state that has a different licensing scheme for facilities than the one in which you purchased the agreement.

[ Securian Financial is the marketing name for Minnesota Life Insurance Company. Insurance products are issued by Minnesota Life Insurance Company.]	[ ]

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